UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2021

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295 and 333-228294), as such prospectuses may be amended or supplemented from time to time.

Westpac sells motor vehicle dealer finance and novating leasing businesses

On June 28, 2021, Westpac announced that it will sell its motor vehicle dealer finance and novated leasing businesses to Angle Finance, a portfolio company of Cerberus Capital Management, L.P1.

As part of the sale, Westpac will transfer:

•	Auto dealer and introducer agreements together with wholesale dealer loans of approximately $1 billion;
•	Strategic alliance agreements with vehicle manufacturers; and
•	Novated lease origination capability and related agreements.

Westpac will retain its existing retail auto loans of around $10 billion originated by the businesses being transferred. The loans will run down in the normal course of business over the life of those loans. Westpac will also progressively cease new retail auto loan originations from these three channels with customers still able to use the Westpac Group’s Consumer and Business lending products to help buy motor vehicles.

The sale is subject to the final value of the portfolio transferred and will generate an accounting gain on sale. It is expected to add around 6 basis points to Westpac’s common equity tier 1 (CET1) capital ratio2.

Completion is expected by the end of the calendar year with the transfer to occur over several stages to allow for a smooth transition. Completion of the transaction is subject to regulatory approvals.

Index to Exhibits

Exhibit No.	Description

1	ASX Release – Westpac sells motor vehicle dealer finance and novated leasing businesses

1 The business will operate as Angle Auto Finance.

2 At 31 March 2021 Westpac’s CET1 capital ratio was 12.34%. Including transactions previously announced but not settled, Westpac’s CET1 capital ratio on a proforma basis would be 12.66%. Including this transaction, Westpac’s proforma CET1 capital ratio would be approximately 12.72% at 31 March 2021.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2021 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: June 28, 2021	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney